UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number   000-20999

Chadmoore Wireless Group, Inc.

(Exact name of registrant as specified in its charter)

PMB# 101, 2211 North Rampart Boulevard, Las Vegas, NV 89128-7640

(Address, including zip code, of registrant’s principal executive offices)

(408) 240-4901

(telephone number, including area code)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
[ X ]	Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:     417

Pursuant to the requirements of the Securities Exchange Act of 1934, Chadmoore Wireless Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 20, 2009	By:	/s/ Richard M. Brenner
Richard M. Brenner, CEO of the Brenner Group, Inc., as Liquidating Agent